UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. 20549


12060965

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BRIDGE CAPITAL ASSOCIATES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 MAIN STREET
(No. and Street)

LILBURN	GEORGIA	30047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARRIE WISNIEWSKI — 770-923-9632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	Georgia	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

AB 4/5

OATH OR AFFIRMATION

I, CARRIE WISNIEWSKI, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BRIDGE CAPITAL ASSOCIATES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


TIFFANY MESSENGER
MY COMMISSION EXPIRES
FEB.
09,
2016
BARROW CO., GEORGIA
NOTARY PUBLIC

This report * contains (check all applicable boxes)

- ■ (a) Facing page.
- ■ (b) Statement of financial condition.
- ■ (c) Statement of income (loss).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ■ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ■ (l) An oath or affirmation.
- ■ (m) A copy of the SIPC supplemental report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGE CAPITAL ASSOCIATES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2011

BRIDGE CAPITAL ASSOCIATES, INC.

TABLE OF CONTENTS


Celebrating 60 years
Established 1952
HA&W
HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bridge Capital Associates, Inc.

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. (an S corporation) (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements and as shown in the supplementary information, as of December 31, 2011, the Company had a net capital deficiency, which is a violation of SEC Rule 15c3-1. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 12 through 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

March 2, 2012

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 639,352
Investment	1,040
Accounts receivable, net of allowance of doubtful accounts $0	641,894
Due from related parties	29,255
Prepaid expenses	49,733
Property and equipment, net	3,728
Total assets	$ 1,365,002

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,089,328
Distributions payable	50,000
Deferred revenue	53,072
Note payable	9,537
	1,201,937
Stockholder's equity	
Common Stock, $1 par value, 100 shares authorized, issued, and outstanding	100
Additional paid in capital	27,400
Retained earnings	135,565
	163,065
Total liabilities and stockholder's equity	$ 1,365,002

See accompanying notes

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 5,638,971
Fees from branches and brokers	494,085
Other income	124
	6,133,180
Expenses	
Commissions and fees	5,397,158
Compensation and benefits	221,620
Interest	1,453
Compliance	58,461
Occupancy	21,540
Other operating expenses	226,065
	5,926,297
Net income	$ 206,883

See accompanying notes

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2011, as previously reported	100	$ 100	$ 27,400	$ 84,655	$ 112,155
Prior period adjustments	-	-	-	(26,016)	(26,016)
Balance, January 1, 2011, restated	100	100	27,400	58,639	86,139
Distributions to stockholder	-	-	-	(129,957)	(129,957)
Net income	-	-	-	206,883	206,883
Balance, December 31, 2011	100	$ 100	$ 27,400	$ 135,565	$ 163,065

See accompanying notes

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net income	$ 206,883
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,176
Securities received for commissions	(419,150)
Compensation and benefits paid in securities	418,110
Change in operating assets and liabilities:	
Receivable from affiliates	(18,294)
Accounts receivable	(373,996)
Prepaid expenses	(21,658)
Accounts payable and accrued liabilities	827,320
Deferred revenue	10,972
Total adjustments	433,480
Net cash provided by operating activities	640,363
Cash flows from investing activities	
Acquisition of property and equipment	(3,728)
Cash flows from financing activities	
Net borrowings on note payable	3,153
Distributions to stockholder	(99,957)
Net cash used by financing activities	(96,804)
Net increase in cash	539,831
Cash, beginning of the year	99,521
Cash, end of the year	$ 639,352

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 1,453

See accompanying notes

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Bridge Capital Associates, Inc. (the "Company"), an S corporation, was organized in January 2007. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The current state of the economy and securities markets may have adverse implications to the financial services industry. The contraction of the economy and securities markets may also adversely affect the Company's future operations.

The Company does not maintain customer accounts.

Going Concern:

The financial statements have been prepared assuming the Company will continue as a going concern. At December 31, 2011, the Company had a net capital deficiency of $22,541 and a deficiency of $99,132 relating to ts basic net capital requirement, which is a violation of SEC Rule 15c3-1. Management's plan ncludes committing additional capital and to accelerate the collection of its accounts receivable to remedy the deficiency. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A
Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company also extends credit to branches and brokers for desk fees. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Investment:

The Company owns a warrant to purchase up to 260 shares of common stock of an entity through December 15, 2012. The investment is accounted for using the cost method.

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods that differ from generally accepted accounting principles; however such differences are immaterial. Depreciation is provided over the estimated useful lives of the assets, which are as follows:

Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	3 years

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Deferred Revenue:

Deferred revenue consists of fees charged to brokers in advance of the period to which the fees relate.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of federal and state corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2011.

The Company is no longer subject to income tax examinations for calendar years up to and including 2007.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, due from related parties, accounts payable and accrued liabilities, deferred revenue, note payable and due to stockholder are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Line of Credit

During 2011, the Company entered into a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2014. The line of credit bears interest at 11.5% per annum payable monthly, and is personally guaranteed by the stockholder. At December 31, 2011, there was no outstanding balance on the line of credit.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital deficiency of $22,541, which was $99,132 less than its required net capital of $76,591. The Company's net capital ratio was (50.97) to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Related Party Transactions

The Company has entered into an expense sharing agreement with a company that is commonly controlled. Under this agreement, the related company pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2011, allocated expenses incurred were $251,484, of which $0 was outstanding at year end.

At December 31, 2011, two commonly controlled entities owed the Company $29,255 for advances made by the Company to these related entites.

The Company declared distributions totaling $129,957 to its owner, of which $50,000 was unpaid at December 31, 2011.

Effective October 1, 2009, the Company leases office space in a building owned by its sole stockholder for $1,500 per month for a term of twenty five years.

At December 31, 2011, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31	
2012	$ 18,000
2013	18,000
2014	18,000
2015	18,000
2016	18,000
Thereafter	319,500
	$ 409,500

Rent expense under this lease agreement totaled $18,000 for the year ended December 31, 2011.

Note F
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from one transaction totaling $1,242,610, which comprised approximately 22% of commissions revenue for the year ended December 31, 2011, of which $0 is included in accounts receivable at December 31, 2011.

Note G
Reclassification

Capital contributions totaling $7,500 were included in retained earnings in the 2010 financial statement presentation. These have been reclassified to additional paid in capital to conform to the 2011 presentation. Such reclassification has no effect on previously reported net income.

Note H
Prior Period Adjustments

The following adjustments were made to the January 1, 2011 stockholder's equity:

To record additional expenses	$	26,016

For 2010, prior period adjustments affected net income as follows:

NASD fees billed to registered representatives, overstated	$	(42,100)
Commissions earned, understated		249,683
Commissions and fees expenses, understated		(237,199)
Accounting fees, overstated		3,600
Net effect of these adjustments on 2010 income		(26,016)
2010 net income as originally reported		104,394
2010 adjusted net income	$	78,378

Note I
Subsequent Events

The Company evaluated subsequent events through March 2, 2012, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

BRIDGE CAPITAL ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:	
Total stockholder's equity	$ 163,065
Nonallowable assets	
Accounts receivable	101,850
Due from related parties	29,255
Prepaid expenses	49,733
Property and equipment, net	3,728
Total nonallowable assets	184,566
Haircuts on securities	
Other securities	1,040
NET CAPITAL DEFICIENCY	$ (22,541)
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 1,089,328
Distributions payable	50,000
Note payable	9,537
Total aggregate indebtedness	$ 1,148,865
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 76,591
Capital less than minimum requirements	$ (99,132)
Ratio of aggregate indebtedness to net capital	(50.97)

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011, that was amended on March 2, 2012.

See independent auditors' report

BRIDGE CAPITAL ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2011

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed, as Bridge Capital Associates, Inc. does not hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report


Celebrating 60 years
Established 1952
HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Bridge Capital Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bridge Capital Associates, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance. In addition, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Bridge Capital Associates, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated March 2, 2012.

Material weaknesses:

The Company did not have adequate controls in place related to (i) achieving proper cut-off of certain revenue transactions, and (ii) recording non-cash commission income and expense transactions, to ensure that all revenue and expense transactions relating to the year ended December 31, 2011 were properly accounted for on the books of the Company. The Company was recording revenue transactions and the related expenses on a cash basis which is not in accordance with generally accepted accounting principles. In addition, the Company was recording commission income net of non-cash revenue that was paid by clients directly to the registered representatives. This resulted in prior period adjustments and errors in calculating net capital during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2011, to meet the SEC's objectives, as described in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Atlanta, Georgia

March 2, 2012

BRIDGE CAPITAL ASSOCIATES, INC.

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

BRIDGE CAPITAL ASSOCIATES, INC.

TABLE OF CONTENTS


Celebrating 60 years
Established 1952
HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Bridge Capital Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Bridge Capital Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bridge Capital Associates, Inc.'s management is responsible for Bridge Capital Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences.

Payee	Date	Amount
Securities Investor Protection Corp.	August 16, 2011	$ 4,030

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2011, noting a $1,619 difference in revenue.

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no no adjustments and no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

March 1, 2012

BRIDGE CAPITAL ASSOCIATES, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues per Form X-17A-5	$ 6,133,180
Revenues per Form SIPC-7	6,131,561
Difference	$ 1,619
General assessment per Form X-17A-5	$ 15,333
General assessment per Form SIPC-7	15,329
Difference	$ 4
General assessment per Form X-17A-5	$ 15,333
Assessment payment made during 2011	4,030
Remaining amount due	$ 11,303

See Agreed-Upon Procedures Report